SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For September 21, 2006
EXTENDICARE INC.
(Translation of registrant’s name into English)
3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	Notice and Management Proxy Circular for a Special Meeting of Holders of Multiple Voting Shares and Subordinate Voting Shares of Extendicare Inc. to be Held on October 16, 2006 – Dated September 13, 2006

99.2	Information Statement of Assisted Living Concepts, Inc. – Dated September 11, 2006

99.3	Form of Proxy

99.4	Letter of Transmittal – Multiple Voting Shares

99.5	Letter of Transmittal – Subordinate Voting Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: September 21, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand
Senior Vice-President and
Chief Financial Officer